Exhibit 77(i)

Terms of New or Amended Securities

1. At the June 15, 2011 meeting, the Board of Directors of ING Series Fund, Inc. (the “Board”) approved renewing the waiver of the service fee payable to ING Investments Distributor, LLC (“IID”) in an amount of 0.25% of the average daily net assets attributable to Class O shares of ING Money Market Fund. IID has agreed to continue to waive that fee for the period from August 1, 2011 through August 1, 2012.

2. At the June 15, 2011 Board meeting, the Board approved changes to the contingent deferred sales charge (“CDSC”) schedule applicable to purchases of Class A shares in the amount of $1 million or more. Class A share purchases in the amount of $1 million or more will be subject to a 1.00% CDSC if they are redeemed within 18 months of purchase.

3. At the June 15, 2011 Board meeting, the Board approved the establishment of Class W Shares on behalf ING Money Market Fund. Class W shares are sold without a front-end load and are not subject to a CDSC.

4. At the June 15, 2011 Board meeting, the Board approved the establishment of Class R Shares on behalf of ING Money Market Fund. Class R shares are subject to a 0.25% shareholder service fee, as well as a 0.25% distribution fee, of ING Money Market Fund’s average daily net assets. Class R shares are sold without a front-end load and are not subject to a CDSC.

5. At the June 15, 2011 Board meeting, the Board approved re-branding the Class C shares on behalf of ING Money Market Fund to Class L shares. The Class L shares will continue to have the same features are not subject to the CDSC. In addition the Board approved the designation of new Class C shares on behalf of ING Money Market Fund. New Class C shares are subject to a 0.25% shareholder service fee, as well as a 0.75% distribution fee, of the Fund’s average daily net assets and are subject to a CDSC.